FORM 10-SB


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number: 0-30180



			          FRESH BREATH INDUSTRIES, INC.
(Name of small business issuer in its charter)

		   NEVADA			  		           88-0404404
(States of other jurisdiction of incorporation or organization)
   (I.R.S. Employer Identification No.)

# 7-2316 27th Ave. N.E., Calgary, Alberta  Canada				 T2E7A7
    	(Address of principal executive offices)					(Zip Code)

Issuer's telephone number (403) 259-6838

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		to be so registered					     each class is to be registered

		      N/A				     	 		        N/A



Securities registered under Section 12 (g) of the Exchange Act:

 Common stock, par value $.001 per share
 (Title of class)


 (Title of class)




At December 31, 1998, the aggregate market value of the voting stock held by non affiliates is undeterminable and is considered to be 0.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of December 31, 1998, the registrants had 7,800,000 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None

FRESH BREATH INDUSTRIES, INC.

FORM 10 - SB

TABLE OF CONTENTS
                                              												  PAGE
PART I


ITEM	1.	Description of Business	. . . . . . . . . . .           3

ITEM	2.	Management's Discussion and Analysis or
        Plan of Operation . . . . . . . . . . . . . . .	        6

ITEM	3.	Description of Property . . . . . . . . . . . .	        8

ITEM	4.	Security Ownership of Certain Beneficial
        Owners and Management  . . . . . . . . .                8

ITEM	5.	Directors, Executive Officers,
        Promoters and Control Persons . . . . . . . . .	        9

ITEM	6.	Executive Compensation  .. . . . . . . . . . .          10

ITEM	7.	Certain Relationships and
        Related Transactions  . . . . . . . . . . . . .          10

ITEM	8.	Description of Securities.  . . . . . . . . . .          10

PART II

ITEM	1.	Market Price of and Dividends on
        Registrant's Common Equity and
		     	Other Shareholder Matters . . . . . . . . . . .          11

ITEM	2.	Legal Proceedings  . . . . . . . . . . . . . .           13

ITEM	3.	Changes in and Disagreements with Accountants .          13

ITEM	4.	Recent Sales of Unregistered Securities  . . .           13

ITEM	5.	Indemnification of Directors and Officers  . .           14

PART F / S

Financial Statements . . . . . . . . . . . . . . . . . .       A - 1

PART III

ITEM	1.	Index to Exhibits .  . . . . . . . . . . . . . . . . .	S - 1

ITEM	2.	Description of Exhibits . . .  . . . . . . . . . . . .	S - 1

Signatures . .  . . . . . . . . . . . . . . . . . . . . . . . 	S - 2
-2-



FORM 10 - SB

PART I

ITEM	1.	Description of Business

Fresh Breath Industries, Inc. (the "Company") is a development stage Company incorporated under the laws of Nevada on September 1, 1998, to engaged in the marketing of cigars and cigar related products. As a start up enterprise the Company had no significant business operations in 1998.

The Company has entered into various agreements with related companies to acquire the distribution rights of breath freshening products and cigars and cigar accessories. The Company entered into asset purchase agreements;
(1) on October 16, 1998, the exclusive Canadian distribution rights to Irvine Breath Products and Gel Cap Breath Freshener products for $135,590 which consisted of $130,950 note and 500,000 shares of common stock, (2)
on October 21, 1998, bought for the sum of $130,000 the product line c one, Coffee Gone and other breath related products, and (3) on October
25, 1998, the Company bought for the sum of $50,000 and 100,000 shares of common stock the product lines and promotional materials of J&D Cigar Company, Ltd. On April 21, 1999 100,000 shares were issued to Irvine Breath Products for the cancellation of a $13,500.00 debt. 502,000 shares were issued to Irvine June 30, 1999 in lieu of debt of $125,500.
J&D Cigar 160,000 shares in lieu of debt of $40,000.00 to complete the asset purchase of the companies.

During the month of December 1998, the Company sold 4,250,000 shares for $0.01, the gross proceeds were $42,500 of which $5,515 was received subsequent to December 31, 1998. The offering under the provisions of Regulation D, Rule 504 of the Securities Act of 1934, as amended (the
 "Act").  The proceeds were used for working capital.

	Prior to June 30, 1999 the Company sold an additional 186,000 shares for $46,500 pursuant to Regulation D, Rule 504 of the Securities Act of 1934, as amended. The Company issued 662,000 in lieu of debt.
The Company also issued 100,000 shares of stock in lieu of a $13,500.00 debt. These funds were also used for working capital.

Products

	Breath Freshener: Cigar-Gone, a sugarless, all natural chewable gel-cap breath freshener, considered one of the accessories, is being successfully marketed and sold through major retail tobacco and convenience stores in North America by Quantum Cigar in Canada, J&D Cigar Company in Canada and the United States and by the Company in the United States. The product
Cigar Gone was first introduced at the Cigar Expo in Las Vegas, Nevada in April 1997 and is now being distributed and marketed by several wholes over 10,000 different retail outlets throughout North America. The
Company has three other breath products market ready, Coffee Gone, Garlic Gone and an all natural breath spray will be available in four flavors.

	Cigars and Accessories: J&D Cigar, a subsidiary of the Company, is located in Alberta Calgary Canada. J&D is currently carrying 45 different cigars manufactured by 12 different companies including a full line of Cuban
 Cigars. In its prior seven years in business its been able to secure exclusive Canadian rights to many of these cigars. As a major Canadian importer of cigars and accessories, J&D has established a client base of about 100 wholesale and retail customers throughout Canada.

		Fresh Breath Industries, Inc., will wholesale the Breath products and the cigar products and other accessories in the United States and through its divisions in Canada.

-3-
Production

	The breath freshener products will be initially manufactured in two locations (1) Irvine Breath Products of Irvine, California (2) REON,
San Diego, California. REON has also contracted to package, warehouse, ship and distribute the product in a percentage basis.

	The Company has a line of cigar humidors manufactured for it in Alberta, Canada and the accessories are handled on a manufacturers representative basis for sale wholesale.

	Manufacturer of Gel-Caps			Packaging, Sales and Distribution
	Irvine Breath Products				     REON
	7700 Irvine Center Suite 510			1177 Knoxville Street
	Irvine, California 92718    			San Diego, California 92110

Marketing

	Cigar smoking has always been an integral part of North American culture with a phenomenal surge in popularity in the last few year. In the last two years cigar sales have increased 43% from 1994 to 1995 and even larger increased experienced from 1996 to 1997. Over 240 million cigars were sold in the USA in 1995 and over 300 million sold in 1996. By 1997, cigars were being sold in a variety of locations including grocery, drug and convenience stores. Total cigars sold in 1997 were over 350 million. Cigar sales have increased 18% from 1994 to 1995 with an equal increase in 1996.
Overall the accessory industry exploded in 1997 with an increase of 23%.

	Hollywood and sports celebrities of both genders have now adopted the cigar as a symbol of success and fashion in the 90's. Cigar bars and emporiums have sprung up across the United States and Canada at an amazing rate. Cigar friendly restaurants are now becoming the norm. The "Stogie"
 once a bastion of the rich American male has now become a true phenomenon for men and women across wide spectrums of North American society. Dropping into the local cigar emporium to enjoy a night of fine cigars, to tran or simply to be part of the cigar culture in now considered a very fashionable thing to do.

	Cigar products took off in 1995 and kept up an even faster pace through 1996 and 1997. Overall cigar sales are being sparked by the popularity of premium hand made cigars. while sales of premium cigars jumped 65% in 1996, they still account for just 6.4% of all cigars sold in the United States.
It is estimated that there are 10 million cigar smokers in the United
States, many of them being occasional smokers. Less than 4% are women and they tend to smoke the premium cigars. The highest concentration in
 40 year old category. However, more men in their mid-20's are taking to the phenomena. Reasons for the resurgence points to the fact that cigars have recaptured their traditional image of success, achievement and celebration.

	The current popularity of cigars can be seen in the birth of several Cigar magazines. Although only a few years old the magazine "Cigar Aficionado" has risen from 40,000 circulation to 440,000 paid circulation. An estimated two million read this bible of the cigar business, which gained its popularity by using big name stars on the cover. "Smoke" is the newest magazine to hit the cigar market and already boasts of a paid circulation of over 160,000 copies in less than one year.

	Cigars, cigar accessories, and breath fresheners are generally sold on an indirect basis, e.g., through jobbers and wholesalers to the retail outlets.
Some are sold in a direct basis to national accounts Cigar Gone are now being distributed and marketed by several wholesalers and in over 10,000 different retail outlets including 7-Eleven, Circle K and AM/PM stores.

-4-

Competition

	Breath Assure is the market leader for gel-cap breath cleansers. It has approximately $40,000,000 in sales (1996) world wide, and is in 30 35 countries. Breath Assure is mostly known for its single action gel-cap formula that is swallowed and takes up to 30 minutes to take effect.
Although Breath Assure is a very good product it does not work instantly, thus the consumer has to wait 30 minutes before the product takes effect.
Quite often the individual does not want to wait for this length of time before the relief of fresh breath.

	Breath Assure is relatively unchallenged in its dominance of the market place; being a premium product at a premium price. Fresh Breath, Inc., is able to beat Breath Assure's pricing and still maintain good profit margins.
As it stands now Breath Assure sells at retail up to $7.95 for 50 gel-caps. Cigar Gone sells at retail for $5.95 for 50 gel-caps. It allows Fresh
Breath, Inc., to sell a premium product at a more reasonable price to the
consumer.  This trend will also continue with "	" Gone product.

	To be able to effectively combat Breath Assure and other similar products that will undoubtedly be coming onto the market place, Fresh Breath, Inc., must establish a very aggressive marketing and advertising campaign. Cigar
Gone and Coffee Gone are presently in approximately in ten thousand (10,000) accounts across North America and is expected to be in a minimum of 30,000 stores across North American by the end of 1999. Although Fresh Breath, Inc., has been very successful in marketing its products to make distributors throughout North America we have not had the opportunity to market the products directly to the consumer, with the exception of a few cigar trade magazines. We are looking forward to creating this product awareness in the near future.

Research and Development

	The Company has not allocated funds for conducting research and development, however, with minimum funds the Company and its affiliates have developed four (4) additional niche breath products. Garlic Gone, Coffee Gone, Alcohol Gone in gel-caps and a line of flavor sprays.

	Tobacco accessory sales have increased 188% in food stores, 192% in drug stores and 292% with mass merchandisers.

Patents and Trademarks

	All cigar products handled have trademark protected by their manufacturers. To the issuers knowledge none of the accessory items handled are patented.

Employees

  	Presently, the Company has 2 employees. Management intends to hire additional employees in the United States and Canada only as needed and as funds are available. In such cases compensation to management and employees will be consistent with prevailing wages for service rendered.
The Company also will use contract services that will preclude the necessity of hiring for packaging and processing.

Facilities

	The Company has a statutory office at 1905 South Eastern Avenue, Las Vegas, Nevada and sales office in Calgary, Alberta, Canada, Vancouver, B.C., Canada and sales and product office in Irvine and San Diego, California. The Company will maintain a headquarter office in Vancouver at 510 Burrard St., Suite 910 in the mid quarter of 1999. -5-

Legal

	The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM	2.	Management's Discussion and Analysis or Plan of Operation

Overview

	The Company became incorporated in September 1998. The Company began operations by consolidating a distribution operation and acquiring various rights and licenses. Although, the Company did not realize revenues as of the date hereof, management anticipates sales to start by the end of first quarter or early in the second quarter of 1999.

	The Company's current capital was provided by the founders of the Company and by two private placements for sale of common stock. Management believes that the Company's cash requirement can be satisfied with existing capital for ninety days, if sales are sufficient to handle current operating costs. Management anticipates the Company will require further capital of approximately $400,000 within the next Ninety days in order to properly facilitate production and distribution channels. This additional cap f products in inventory or already ordered, however, if initial marketing is delayed or revenues are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding.

	In the event, outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its securities and/or a public offering. If the Company experiences a substantial delay in marketing revenues and is unable to secure public financing from the sale of its securities or from private lenders of the Company as a going concern would be seriously jeopardized.

	Most of the research and development of the Breath Fresheners additional products has been completed. Management does not intend to consider new products until such time as revenues are realized from the sale of the existing products and lines of cigars and accessories. All of the present lines have an established line of distribution, therefore, no immediate funds have to be expended in that area. Management would consider products that would fit in their distribution channel, but are manufactured by others

	The Company has an inventory of 1700 units with wholesale value of tements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.


	The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, "Reporting Comprehensive Income" and SFAS no. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS no. 130 ecognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 "Financial Reporting for SegRecent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of
"Basic" and "Dilutive" share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entity's capital structure. SFAS no. 128 and SFAS no. 129 statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.


Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ
-7-
materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM	3.	Description of Property

	The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Company's knowledge, as of March 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

 	Name and Address		  	Amount and Nature of		   Percent of
	of Beneficial Owner			Beneficial Ownership		   of Class (1)
	Kenneth Trociuk*			      1,000,000			          12.5%
	Ste. 910-510 Burrard St.
	Vancouver, B.C., Canada
	V6C 3A8

	Jeff Walter*				         1,050,000       			   13.5%
	139 Sackville Dr. S.W
	Calgary, Albert, Canada
	T2W 0W4

	Frank Baroudi*  				       275,000      			     3.5%
	1177 Knoxville St.
	San Diego, CA  92110

	Catherine Edwards*			      900,000      	 	     11%
	40 Hymar Place
	Vernon, B.C., Canada
	V1B 2X5

	Doug McPhee*				            50,000	        	   .006%
	#3 Sierra Vista Circle
	Calgary, Alberta, Canada
	T2W 0W4

*Management As A Group		   3,550,000     			     45%

	Mounier Sallman			          450,000     			    5.6%
	1860 Crois Salvador
	Brossard, Quebec
	V4X 1V2

	Peter Shield				            400,000			         5%
	1757 N. 40th Avenue
	Vancouver, B.C. Canada
	V6M 1W3
	*	Director and/or Officer
(1) Based upon 8,748,000 shares of Common Stock
outstanding on June 30, 1999.
-8-


ITEM	5.	Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

	The executive officers and directors of the Company are as follows:

	Name				             Age			           Position
	Kenneth Trociuk		    44	 		        Chief Executive Officer/Director
	Jeffery Walters			   42			         President/Director
	Catherine Edwards		  39			         Secretary/Treasuer/Director
	Frank Baroudi			     34			         Vice President/Director
	Ken Ochetti			       39 			        Director

	All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, consists of the two directors and exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Direct directors.

	None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

	The directors will initially devote their time to the Company'srectors.

	None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

	The directors will initially devote their time to the Company's affairs on an "as needed" basis, the exact amount of which is undetermined at this
time.  Jeff Walters approximately 	 to 	 hours per week to the Company's
business. If the Company begins to generate revenues, the Company's Secretary/Treasurer, Catherine Edwards, will devote approximately 20 to 30 hours a week primarily as the Company's Controller persons are prepared to increase the time they devote to the Company should such a need arise.
There are no other persons whose activities are material to the Company's operations other than the Company's corporate counsel.

	The business experience of each of the persons listed above during the past five years is as follows:

	Kenneth Trociuk, age 44, is the president and CEO of three companies, Kenrich Mining (V.S.E.),and Blue Gold. He has a Business Diploma in Administration, Economics and Advertising. As a co-owner of Canadian
Oilfield Directory until 1996, and Sales manager for Parklane Publications for five years, Mr. Trociuk brings valued marketing experience to the company. Mr. Trociuk is an avid super-pro quarter mile drag racer.

	Frank Baroudi, age 42, has a Masters in Electrical Engineering and another Masters in Computer Science from the University of Southern California. He worked for United Telecommunications as a software consultant for one year after which he went to Xerox for five years
-9-
working briefly in technical support for CAD-CAM design workstations and then, moved into technical sales. He was then recruited by AST Research to head up their sales and marketing operations in Sydney, Australia where he brought sales from $50k/mo. to $600k/mo. within six months. Mr. Baroudi started REON of San Diego, California in 1987 with his wife. They have made
REON a multi-million dollar housewares importation, distribution and manufacturing operation. Mr. Baroudi has invented a few items including Incredible Soda Machine which has sold 7.5 million units through stores such as K Mart and Wal Mart. REON also manufactures and distributes products for the cigar industry at two manufacturing facilities in Mexico. Mr.
Baroudi and REON will be directly responsible for manufacturing, marketing, sales and distribution.

	Catherine Edwards, age 39, has worked in the medical profession for ten years, and more recently manages commercial real estate. She has run her own business for the past 10 years. First a cattle ranch, and then a retail wholesale business which she is currently operating. She has been involved in financing for public companies. Ms. Edwards is a director of Thorlow Resources, and is currently serving her sixth year on the board of a non-profit society. Ms. Edwards has a College Business Diploma and a Science degree form the University of British Columbia.

	Jeffrey Walters, age 34, has an extensive and varied business background. He is the founder and owner of several businesses in Canada. He has been an entrepreneur throughout his career with over seven years experience in the tobacco and liquor industry. Mr. Walters brings his varied experience along with several designations to Fresh Breath Inc. Mr. Walters was born in Calgary, Alberta where he completed high school and attended the University of Calgary. He is the owner of several retail and wholesale in the province of Alberta. Jeff will manage all aspects of the breath freshener and cigar business.

	Ken Ochetti, age 49, is President and Founder of Irvine Breath Products and has been an entrepreneur for most of his career. He has started many companies including Octus Sports which merchandised and produced calendars, videos, CD ROM's for the National Football League. He also founded Peer Records and Video which was a national distribution company for the music industry with 3,500 accounts and was the District Manager for a chain of convenience stores in Southern California. He attended Arizona State here he studied Business Administration and Communication. Ken will have a contract with the new public company to continue to market and sell the breath freshener lines and make referrals to the cigar entity.
He will also become a director once the new company acquires Irvine Breath Products.

ITEM	6.	Executive Compensation

	The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Since the Company's inception, it has not paid any salaries or other compensation to its officers, directors or employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future.

ITEM	7.	Certain Relationships and Related Transactions

	The Company has entered into various agreements with related companies to purchase the distribution rights of breath freshening products.

	On October 16, 1998, the Company bought for the sum of $135,590 which consists of $130,590 and 500,000 shares of its Common Stock equaling
$5,000, the exclusive Canadian distribution rights to Irvine Breath
Products and Gel Cap Breath Freshener product-lines.  On October 21,
1998, the Company
bought for the sum of $130,000 the product-line called Cigar Gone, Coffee Gone and other breath-related
-10-
products. October 25, 1998, the Company bought for the sum of $50,000 and 100,000 shares of its Common Stock, the product-line rights which include the assets, exclusive distributor rights, and promotional materials of J&D Cigar Company, Ltd.

	The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

ITEM	8.	Description of Securities

Common Stock

	The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 7,800,000 shares were issued and outstanding as of December 31, 1998 and 8,748,000 as of June 30, 1999 respectively.
All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholder articipate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.
Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights.
All outstanding shares of common Stock are fully paid and non-assessable.

PART II

ITEM	1.	Market Price of and Dividends on the Registrant's Common
Equity and Other 			Shareholder Matters

	Prior to the filing of this registration statement, no shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. The Company's Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

	The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of Section 15(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.


-11-
The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least 5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

	For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

	As of December 31, 1998 and June 30, 1999 there were 21 and 26 holders respectfully of record of the Company's Common Stock. Because the Company does not presently trade, no trading history is presented herein.

	As of December 31, 1998 and June 30, 1999, the Company had issued and outstanding 7,800,000 and 7,986,000 shares respectfully. Of this total, 3,550,000 shares were issued in private transactions in the third and fourth quarter of 1998. These 3,550,000 shares are deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend. The remaining 4,250,000 shares were issue in December 1998 following the Company's offering pursuant to Regulation D, Rule 504 of the Act. An additional 186,000 shares were issued, pursuant to Rule 504 in March of 1999. These
4,436,000 shares do not bear a restrictive legend.

	Of the Company's total shares outstanding, 4,436,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 4,428,000 shares, the Company has identified no shares as being held by affiliates of the Company.

	The 3,550,000 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.
-12-
	Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and has not been an affiliate recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.
-12-
	Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM	2.	Legal Proceedings

	There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM	3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.

ITEM	4.	Recent Sales of Unregistered Securities

	On December 31, 1998 and March 31, 1999, the Company completed an offering of its Common Stock pursuant to the provisions of Regulation
 D, Rule 504 of the Act. Under the offerings, the Company sold 4,250,000 share to 15 people for $42,500 in December 1999 and 186,000 shares for $46,500 in March 1999. This offering was not registered under the Act, or registered or qualified under the securities laws of any state. All purchasers of the shares reside outside the United States. The offering of the shares was made reliance upon the limited offering exemption from registration with the Securities and Exchange Commission as set forth in Rule 504 of Regulation D.

	Each purchaser was required to complete and sign a written subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks.  Pursuant to Rule 504(b)
(1) of Regulation D, the provisions of  Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504.  Generally, Rule 502(d)
provides that: "exempt as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired in a transaction under Section 4(2) of the Act and cannot be resold without registration under the Act or an exemption therefrom . . . ."

	Because the Company's intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of the Company's Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

	The Company also issued 100,000 shares, of its Common Stock, to two individual related parties in the asset acquisition of J&D Cigar on October 25, 1998 and 500,000 shares to one individual related party for the acquisition of the exclusive distribution rights for Canada of Irvine Breath Products and Gel Caps breath freshener product lines on October 16, 1998. With respect to the issuance of the 600,000 shares, the holders would be affiliates.

	The Company relied on the exemption from registration under the Act provided by Sections 4(2) and 4(6) of the Act in the issuance of the total of 3,350,000 share issued in the fourth quarter of 1998 said 3,550,000 being all the restricted share issued.

-13-

ITEM	5.	Indemnification of Directors and Officers

	As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful.

	The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

	The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

	The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, gent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

	The Company has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.

PART F / S

The Company's financial statements for the fiscal year ended December 31, 1998 and December 31, 1999 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to
Item 15 of this Form 10-SB.



FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

September 30, 1999 and December 31, 1999


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Balance Sheets

ASSETS

                          	September 30,            	December 31,
	                             1999		                    1998
                      	     (Unaudited)
CURRENT ASSETS
	Cash	                       $	4,006                  	$ 39,673
	Inventory	                   28,212	                      -
	Accounts receivable		        14,275                       -
		Total Current Assets		      46,493	                    39,673
FIXED ASSETS (NET)		           4,917                       -

OTHER ASSETS

Distribution rights (net)	  	229,971	                  	307,558
	Total Other Assets	        	229,971	                  	307,558
	TOTAL ASSETS	             $	281,381	                $ 	347,231

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

	Accounts payable	           $	1,169	                   $	5,000
	Notes payable -
related parties		            130,790		                  130,790
	Accrued interest		            7,037		                    5,982
	Notes payable		                 -		                    170,000
		Total Current Liabilities		138,996		                  311,772
		Total Liabilities		        138,996                    311,772
STOCKHOLDERS' EQUITY
	Common stock, $0.001
par value, authorized
50,000,000 	shares; 8,748,000
and 7,800,000 shares issued
and 	outstanding,
respectively		                  8,748		                   7,800

Additional paid-in capital  		298,126                    70,200
Stock subscription receivable	  	(15)                  		(5,515)
Deficit accumulated
during the development stage		(164,474)	               	(37,026)
		Total Stockholders' Equity		 142,385                   35,459

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY        	$	281,311               	$ 347,231

The accompanying notes are an integral part of these financial statements.


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Statements of Operations



                                                     	From
				                           For the             Inception on
                            	Nine Month	    		     September 1,
                              	Ended				         	1998 Through
                            September 30,  			December 31,    September 30,
                          1998				  		1999	       1998 	            1999
                       (Unaudited)	(Unaudited	 (Unaudited)

REVENUE                $    -      $  1,513    $				-	          $ 	1,513

COST OF GOODS SOLD	         -         1,592         -             	1,592
GROSS PROFIT		              -           (79)		      -                (79)

OPERATING EXPENSES

Amortization and
depreciation expenses       -        49,727        9,032          58,759
Professional services       -        22,295        5,787          28,082
General and administrative  -        45,418       16,225          61,643

Total Operating Expenses    -       117,440       31,044         148,484

LOSS FROM OPERATIONS        -       117,519       31,044         148,563

OTHER EXPENSES

Interest expense            -        (9,929)      (5,982)        (15,911)

Total Other Expenses        -        (9,929)      (5,982)        (15,911)

NET LOSS              $     -    $ (127,448)   $ (37,026)     $ (164,474)

BASIC LOSS PER SHARE  $  (0.00)  $    (0.02)   $   (0.01)

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING            1,573,333   8,376,000     7,800,000


The accompanying notes are an integral part of these financial statements.


FRESH BREATH INDUSTRIES, INC.
	(A Development Stage Company)
	Statements of Stockholders' Equity

                                                                   Deficit
                                                                 Accumulated
                                     	Additional     Stock        During the
                     Common Stock 	   	Paid-in    Subscriptions  Development
                   Shares		  	Amount	  Capital     Recieved         Stage

From inception of
development stage,
August 31, 1998      -      $   -     $   -       $    -           $  -

September 15,1998,
common stock issued
for cash at $0.01
per share         400,000       400      3,600         -              -

September 15,1998,
common stock issued
for services at $0.01
per share       2,550,000      2,550    22,950         -               -

November 15,1998,
common stock issued
for services at $0.01
per share         600,000        600     5,400         -               -

December 1, 1998,
common stock issued
for cash at $0.01
per share       4,250,000      4,250   387,250      (5,515)            -

Net loss for the
year ended
December 31,
1998                 -           -        -            -            (37,026)


Balance,
December 31,
1998	           7,800,000       7,800     70,200      (5,515)       (37,026)

Contributed
capital
(unaudited)          -            -         3,374       -              -

January 5, 1999,
stock subscription
received
(unaudited)          -            -          -           5,500         -

February 26, 1999,
common stock issued
through a 504
offering for
cash at $0.25
per share
(unaudited)       150,000         150       37,350         -           -


Balance
Forward         7,950,000    $  7,950     $110,924      $ (15)    $ (37,026)


The accompanying notes are an integral part of these financial statements.


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity (Continued)


                                                                   Deficit
                                                                 Accumulated
                                  	Additional       Stock         During the
                   Common Stock   		Paid-in     Subscriptions    Development
                 Shares			Amount	   Capital       Received          Stage

Balance
Forward        7,950,000   $ 7,950  $110,924       $   (15)     $   (37,026)

April 1, 1999,
common stock
issued through
a 504 offering
for cash at
$0.25 per share
(unaudited)       36,000        36     8,964            -              -


April 29, 1999,
common stock
issued at $0.23
per share for
payment on note
(unaudited)    	762,000        762    178,238            -             -

Net loss for
the nine months
ended September
30, 1999
(unaudited)       -            -         -               -         (127,448)

Balance,
September 30,
1999
(unaudited)    8,748,000  $ 8,748      $ 298,126     $   (15)    $  (164,474)


The accompanying notes are an integral part of these financial statements.


FRESH BREATH INDISTRIES
(A Development Stage Company)
Statement of Cash Flows
                                                         From
                                   For the           Inception on
                                 Nine Months         September 1
                                    Ended           1998 through
                                 September 30,     December 31   September 30
                              1998         1999       1998          1999
                          (unaudited)  (unaudited)               (unaudited)

CASH FLOWS FROM OPERATING
ACTIVITIES


(Loss) from operations    $   -        $ (127,448)  $ (37,026)  $ (164,474)

Adjustments to reconcile
net (loss) to net cash
used by operating
activities:

Depreciation and
amortization expense          -            49,727       9,032       28,759

Common stock issued
for services                  -              -         31,500       31,500

Changes in operating
assets and liabilities:

(increase) decrease in
accounts receivable           -           (14,475)       -         (14,275)

Increase (decrease) in
accounts payable              -            (3,831)       5,000       1,169

Increase (decrease) in
interest payable              -            10,055        5,982      16,037

Increase (decrease) in
inventory                     -             7,939        -           7,939

Net Cash Provided
(Used) by Operating
Activities                    -           (77,833)      14,488     (63,345)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of
office equipment              -           (13,208)        -        (13,208)

Purchase of
distribution rights           -              -         (15,800)    (15,800)

Net Cash (Used) by
Investing Activites           -           (13,208)     (15,800)    (29,008)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributed capital           -             3,374        -           3,374

Proceeds from
common stock                  -            52,000       40,985      92,985

Net Cash Provided by
Financing Activities          -            55,374       40,985      96,359

INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS     -           (35,667)      39,673       4,006

CASH AND CASH
EQUIVALENTS AT BEGINNING
OF PERIOD                     -            39,673        -            -

CASH AND CASH
EQUIVALENTS AT
END OF PERIOD             $   -        $   4,006     $  39,673      $4,006


The acompanying notes are an integral part of these financial statements


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Statements of Cash Flows (Continued)

                                                              From
                                  For the                  Inception on
                                 Nine Months                September 1,
                                   Ended                    1998 Through
                                 September 30,     December 31,   September 30
                               1998       1999       1998            1999
                           (Unaudited)	(Unaudited)                (Unaudited)


NON-CASH FINANCING ACTIVITIES:

Issuance of stock for
payment on notes payable
and interest                 	$	-      	$	179,000    $	-          $	179,000

Purchase of assets
 for notes payable	           $	-	      $	-          $	300,790    $ 	300,790

Common stock
issued for services	          $	-	      $ -         	$	31,500     $ 	31,500

Cash Paid For

Interest	                     $	-	      $	-          $	-	         $	-

Income taxes	                 $	-	      $ -         	$	-         	$ -

The accompanying notes are an integral part of these financial statements.


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 1999

NOTE 1 - CONDENSED FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by the Company without audit In the opinion of management all adjustments
(which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and 1998 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and note thereto included in the Company's December 31, 1998 audited financial statements. The results of operations for periods ended September 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues . sufficient to cover its operating costs and to allow it to continue as a going concern. Until that time, the stockholders have committed to covering the operating costs of the Company


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 1998


CONTENTS

Independent Auditors' Report
Balance Sheet .
Statement of Operations .....
Statement of Stockholders' Equity
Statement of Cash Flows .........
Notes to the Financial Statements . .

Jones, Jesen&
Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS'REPORT

To the Board of Directors
Fresh Breath Industries, Inc.
Vernon, British Columbia

We have audited the accompanying balance sheet of Fresh Breath Industries, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows from inception on September 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresh Breath Industries, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows from inception on September 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainlty

Jones, Jensen & Company
Salt Lake City, Utah
February 22, 1999


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Balance Sheet

ASSETS

                            December 31,
                             	1998

CURRENT ASSETS

Cash                        	$	39,673

	Total Current Assets	        	39,673

OTHER ASSETS

Distribution rights
(net) (Note 4)	              	307,558

	Total Other Assets	         	307,558

	TOTAL ASSETS             	$ 	347,231


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

	Accounts payable	            	5,000

	Notes payable -
related parties	             130,790

	Accrued interest	            	5,982

	Notes payable
(Note 4)	                    170,000

		Total Current
Liabilities	                 311,772

		Total Liabilities	         311,772

COMMITMENTS (Note 7)

STOCKHOLDERS' EQUITY
	Common stock, $0.001
par value, authorized
 50,000,000
	shares; 7,800,000
shares issued and
 outstanding	                	7,800

	Stock subscription
receivable		                 (5,515)

	Additional paid-in
capital		                    70,200

	Deficit accumulated
 during the development
stage                      	(37,026)

		Total Stockholders'
Equity		                      35,459

	TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY      $ 	347,231

The accompanying notes are an integral part of these financial statements.

4


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Statement of Operations

                                 From
                                 Inception on
                                 September 1
                                 1998 through
                                 December 31
                                 1998

REVENUE                  $         -

OPERATING EXPENSES

Amortization expenses           9,032
Professional services           5,787
General and administrative     16,225

Total Operating Expenses       31,044

OTHER EXPENSES

Interest expense                5,982

Total Other Expenses            5,982

NETLOSS                       (37,026)

BASIC LOSS PER SHARE           (0.01)

The accompanying notes are an integral part of these financial statements.

5


	FRESH BREATH INDUSTRIES, INC.
	(A Development Stage Company)
	Statement of Stockholders' Equity
                                                                 			Deficit
                                                               			Accumulated
                                     	Additional  	   Stock      	During the
                      Common Stock    	Paid-in	    Subscriptions  Development
                   Shares    	Amount	  Capital      	Received      	Stage

From inception of
development
stage, August 31,
1998	              	-	        $		-      	$	-	         $  -		        $  -

September 15, 1998,
common stock issued
for cash at $0.01
per share		      400,000		       	400		    3,600         -              -

September 15, 1998,
common stock issued
for services at
$0.01 per
share	         2,550,000       	2,550	    	22,950        -              -

November 15, 1998,
common stock issued
for services at
$0.01 per
share	          	600,000       			600      		5,400       -              -

December 1, 1998,
common stock issued
for cash at
$0.01 per
share          	4,250,000      	4,250	    	38,250	    	(5,515)          -

Net loss for
the year ended
December 31,
1998	             	-             	-           -            -  						(37,026)

Balance, December
 31, 1998     	7,800,000      $	7,800     $	70,200    $	(5,515)   $ (37,026)

The accompanying notes are an integral part of these financial statements.

6


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Statement of Cash Flows

                                                  From
                                                Inception on
                                                September 1
                                                1998 through
                                                December 31,
                                                    1998

CASH FLOWS FROM OPERATING ACTIVITIES

(Loss) from operations                            $ (37,026)

Adjustments to reconcile
net (loss) to net cash
 used by operating activities:

Amortization expense                                  9,032
Common stock issued for services                     31,500

Changes in operating assets and
liabilities:

Increase (decrease) in
accounts payable                                      5,000

Increase (decrease) in
interest payable                                      5,982

Net Cash Provided by Operating Activities           14,488

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of distribution rights                    (15,800)

Net Cash (Used) by Investing Activities            (15,800)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from common stock                          40,985

Net Cash Provided by Financing Activities           40,985

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    39,673

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD      -

CASH AND CASH EQUIVALENTS AT END OF PERIOD      $   39,763

NON-CASH FINANCING ACTIVITIES:

Purchase of distribution rights
for notes payable                               $  300,790

Cash Paid For:

Interest                                              -
Income taxes                                          -



The accompanying notes are an integral part of these financial statements.

7


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On September 1, 1998, Fresh Breath Industries, Inc. (the Company) was incorporated under the laws of Nevada to engage in marketing cigars and cigar-related products.

The Company has authorized 50,000,000 shares of $0.001 par value common stock. The Company has elected a calendar year end.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

b. Cash Equivalents

The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalents.

c. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Income Taxes

No provision for federal income taxes has been made at December 31, 1998 due to accumulated operating losses. The minimum state franchise tax has been accrued.

The Company has accumulated approximately $31,000 of net operating losses as of December 31, 1998, which may be used to reduce taxable income and income taxes in future years through 2013. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.

In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryforwards have been offset by a valuation allowance of the same amount.

8


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management believes that the Company will soon be able to generate revenues sufficient to cover its operating costs through the sales of products under its distribution rights. Currently, management is committed to covering all operating and other costs until sufficient revenues are generated.

NOTE 4 - DISTRIBUTION RIGHTS

The Company has entered into various agreements with related companies to purchase the distribution rights of breath freshening products. The distribution rights are amortized over the estimated useful life of 7 years using the straight-line method of amortization.
			                                                          December 31,
			                                                              1998
On October 25, 1998, the Company bought for
the sum of $50,000 and 100,000 shares of its common
stock, the product-line rights which include the assets,
exclusive distributor rights, and promotional materials of
J&D Cigar Company, Ltd.	                                        $	51,000

On October 21, 1998, the Company bought for the sum
of $130,000 the product-line called Cigar Gone, Coffee
Gone and other breath-related products.		130,000
On October 16, 1998, the Company bought for the sum of
$135,590 which consists of $130,590 and 500,000 shares
of its common stock equaling $5,000, the exclusive Canadian
distribution rights to Irvine Breath Products and Gel Cap
Breath Freshener product-lines.		                                135,590

                               	Total	                          	316,540
                               	Less: accumulated amortization		   9,032

                                Total Distribution Rights        307,558

Notes payable related to distribution 6ghts equaled $300,790 notes and interest is imputed at 10% per annum. All amounts are current payables and due before December 31, 1999.

9


FRESH BREATH INDUSTRIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998

NOTE 5 - COMMON STOCK TRANSACTIONS

During the month of December 1998, the Company had a 504 Common Stock issuance. 4,250,000 shares were issued at $0.01; the gross proceeds of which totaled $42,500. $5,515 was received subsequent to December 31, 1998. In September 1998, 2,550,000 shares were issued at $0.01 for services, and 400,000 shares were issued for cash at $0.01. In November 1998, 600,000 additional shares were issued at $0.01 for services rendered, totaling 7,800,000 shares outstanding at December 31, 1998.

NOTE 6 - RELATED PARTY TRANSACTIONS

An officer of Quantum Cigar Corporation and 545-205 B.C. Ltd., who is also an officer of the Company, which held the distribution rights of Irvine Breath Products, sold these rights to the Company (Note 4). The officer is owed $130,790 at December 31, 1998.

NOTE 7 - COMMITMENTS

The Company has agreed to purchase from the licensor of some of its products, inventory at a cost of $16,000 and packaging at a cost of $4,000.

10






PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number		       Exhibit Name

  3.1			Article of Incorporation
  3.2			By-Laws of Registrant
10.1			Acquisition Agreements
27.			Financial Data Schedule

	2.	Description of Exhibits

10.1(a)		October 16, 1998 -  Canadian Distribution Agreement
       (b)		October 21, 1998 - Product Line Acquisitions
			Cigar Gone and other related products
       (c)		October 25, 1998, Product Line Rights
			Inventory and other assets of J&D Cigar Company, Ltd.






A-1

	SIGNATURES

	In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							     FRESH BREATH INDUSTRIES, INC.
								               (Registrant)




Dated 6/2/99             By:Kenneth Trociuk
               							      President

                        By:Frank Baroudi
                           Vice President

                        By: Cathtrine Edwards
                            Secretary